Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

June 5, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 5
File No. 333-214143

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on June 4, 2018 (the "Amendment").  The Amendment consists of a supplement and a rate sheet. The Statement of Additional Information has been included in the filing, but there have been no changes since the previous post-effective filing.

The Amendment introduces the Lincoln Lifetime Income® Advantage 2.0 (Managed Risk) rider that will be available for purchase by new contract owners beginning August 20, 2018 (or upon Staff approval, whichever is later). This rider is currently offered in many other Lincoln annuity contracts and features:
	Guaranteed lifetime periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
	An enhancement amount equal to 6% of an Enhancement Base added to the Income Base;
	An Enhancement Period that will renew upon each time an Automatic Annual Step-up occurs;
	Automatic Annual Step-ups of the Income Base to the Contract Value if the Contract Value is equal to or greater than the Income Base after the Enhancement Period; and
	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age=-band and after an Automatic Annual Step-up).

Contractowners who have elected Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may decide later to transition to i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk). The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of the Account Value (or Income Base), based on the contractowner's age (or the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

Investment Requirements will apply to all elections of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and transitions to i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk).
In addition, we have included the Rate Sheet with this filing, which sets forth current withdrawal rates and Guaranteed Income Benefit percentages that apply to new purchases of these riders.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher